Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada  V6C 3L2
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE MKT Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 18 - 2012

July 9, 2012
FOR IMMEDIATE RELEASE

NEW DRILL RESULTS EXPAND THE HEVA AREA AND THE HOSCO WEST EXTENSION
AND INCLUDE 55.4 GRAMS OF GOLD PER TONNE OVER 3.0 METRES

Aurizon Mines Ltd. (TSX: ARZ; NYSE MKT: AZK) is pleased to announce results from the ongoing 2012 exploration program on the Heva and Hosco West Extension areas of the Joanna property, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

This phase of the drill program focuses on the Heva area of the Joanna property as well as the area immediately west of the proposed Hosco pit. It includes 48 new holes. The Heva deposit resource inventory includes 270,000 ounces  at 1.9 grams of gold per tonne in the measured and indicated mineral resource category and 421,000 ounces at 1.7 grams of gold per tonne in the inferred mineral resource category using a cut off grade of 0.5 grams of gold per tonne over a minimum width of 5 metres (see Aurizon news release dated June 5, 2012).

The best results received to date are 55.4 grams of gold per tonne over 3.0 metres in hole JA-12-994 at a vertical depth of 275 metres,and 10.2 grams of gold per tonne over 5.0 metres in hole JA-12-1032 at a vertical depth of 400 metres (all results represent true widths), and confirm the following:

•	Continuity of the mineralized system along a strike length of 2.5 kilometres westward from the Hosco proposed pit to the Heva area.

•	Distinctmineralogy between Hosco and Heva indicating atransition from a higher to a lower arsenic concentration on the Heva side.

•	Higher grademineralization at several locations along the property.

Twenty-four (24) of the forty-eight holes (48) returned between one and five mineralized intersections, calculated with a minimum cut off of 0.5 grams of gold per tonne over 5 meters above a vertical depth of 200 metres. Eleven (11) holes returned one to three positive intervals down to a maximum depth of 400 metres,using a cut-off grade of 3 grams of gold per tonne over a minimum thickness of 3 metres.

The best results from the 2012 drilling program are shown below by area: (See sketch attached for location).

Zone/area	Hole	Section (metres)	From (metres)	To (metres)	True width (metres)	Grade (grams of gold per tonne)

Hosco West Extension	JA-12-1015	6,850	261	268	6	5.6
	JA-12-1029	6,900	303	307.6	6.7	4.2
	Inc.		305.9	307.6	1.6	14
Heva East	JA-12-994	6,600	250	265.5	3	55.4
	Inc.		262	263.5	1.3	115

Heva West	JA-12-1007	4,550	33.2	40.5	5	6.9
	JA-12-1032	4,750	81	88	5	10.2

News Release – July 9, 2011 New Drill Results Expand the Hosco West Extension and the Heva Areas and Includes 55.4 Grams of Gold per Tonne over 3.0 Metres	Page | 2

Hosco West Extension

The program continues to extend the shallow dipping mineralization identified immediately west of the Hosco pit shell (see Aurizon news release dated April 16, 2012) using a 50 metre spacing between holes.

The drilling program has intersected, with sixteen (16) additional holes, a mineralized structure south of the Cadillac fault, composed of stacked metric layers that are characterized by an increasing level of biotite-quartz-albite - sericite alteration with minor quartz veining. Gold grades are visually correlated to finely disseminated arsenopyrite and pyrrhotite concentrations.

The Hosco West Extension corresponds to wide continuous alteration halos, dipping 55 degrees north,  returning mineralized intervals between 3 and 9 grams of gold per tonne over 3 to 9 metres when a cut off grade of 3 grams of gold per tonne is used with a 3 metre minimum width. Mineralization is recognized along a strike length of 600 metres from section 7,250 metres East (corresponding to Hosco pit limit of the feasibility study released June 5 2012) to section 6,650 metres. Drilling focused on following the mineralization’s lateral plunge with a limited vertical span of about 150 metres.The down dip mineralization remains open below 300 metres and open laterally.

Heva East

The transition between the Hosco and Heva mineralization is marked by a strongly altered and mineralized intrusion located 35 metres South of the Cadillac Fault. In this area, hole JA-12-994 returned 55.4 grams of gold per tonne over a width of 3 metres, including 115 grams per tonne over 1.3 metres.

Mineralization is mainly composed of pyrite and pyrrhotite disseminated in intrusion and associated to quartz-tourmaline veins stockwork. Veins are developed near the contact with sediments with free gold observed in association with sulphides.

Heva West

Eight (8) of thirteen (13) holes returned an average grade of 6 grams of gold per tonne over an average width of 4.3 metres in the western extension of the Heva deposit. The drilled area covers 500 metres laterally between section 4,500 metres East and 5,000 metres East, from surface down to 400 metres.

In contrast to the Heva area where multiple zone stacking is observed, Heva West mineralization corresponds to only one mineralized structure developed immediately south of the Cadillac Fault, in a distinct massive amphibolite replacement zone dipping 60 degrees north. Gold mineralization is mostly related to <5% of disseminated pyrrhotite. The discreet nature of mineralization and the apparent lack of quartz veining had probably prevented its identification from a historical sampling.This zone, interpreted as a continuous panel, remains open down dip and laterally.

“This series of drill results represents a positive test of the Joanna down dip potential.  The results that have been received to date confirm the higher gold grade consistency and mineralization continuity at Joanna. The improved understanding of the plunging effect of mineralization along the fault, should increase the expected success of our deep exploration program. Our objective is to reproduce other historic discoveries along the Cadillac Fault that have led to recently opened operating mines.” said Martin Demers, General Manager of Exploration.

News Release – July 9, 2011 New Drill Results Expand the Hosco West Extension and the Heva Areas and Includes 55.4 Grams of Gold per Tonne over 3.0 Metres	Page | 3

Outlook

Four drills are currently active with the addition of a $4.2 million,2012 second phase exploration program.Based on the encouraging results obtained to date, deeper holes to follow the continuity of the mineralization down dip to 600 metres will commence shortly.

The reconnaissance drilling on the Heva deposit is nearing completion. An in-pit resource update will be performed during the year.  In addition, the interpretation of the higher grade trends show a well-defined plunge,and have the potential to move the project toward a combination of surface and underground production targets.

Quality Control and Qualified Persons

Core assays are performed on core sawed in half, with standard ALS Chemex preparation and fire assay on 30-gram preparation followed by atomic absorption finish.  All assays above 10 grams of gold per tonne are replicated on the same pulp preparation using a gravity finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control and controlled at assay’s reception.   Assay checking on pulp and coarse rejects are carried out on approximately 15% of samples.  For additional information on Quality Assurance and Quality control, refer to the current technical report on the property titled, “NI 43-101 Technical Report Mineral Resource Estimation Joanna Gold Project, Rouyn Noranda, Quebec, Aurizon Mines Ltd. September 2011 Updated”,filed on Sedar at www.sedar.com.  Primary assaying is performed by ALS Chemex and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., General Manager of Exploration, a qualified person as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Heva area of the Joanna property.  Detailed results from the additional holes are reported in the tables attached.  All other information previously released on the Joanna Project is available on the Aurizon website at www.aurizon.com.

About Aurizon
Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO – 604-687-6600
Martin Bergeron Vice President Operations – 819-874-4511
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release – July 9, 2011 New Drill Results Expand the Hosco West Extension and the Heva Areas and Includes 55.4 Grams of Gold per Tonne over 3.0 Metres	Page | 4

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, the interpretation of those results, the timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", “has the potential” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on the Company's website at www.aurizon.com and on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release – July 9, 2011 New Drill Results Expand the Hosco West Extension and the Heva Areas and Includes 55.4 Grams of Gold per Tonne over 3.0 Metres	Page | 5

Hosco West Extension
From surface down to 200 metres–cut-off grade of 0.5 g/t over minimum width of 5 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (grams per tonne gold)
JA-12-982	7050	156.0	161.1	5.1	5.0	2.5
	inc.	157.4	160.5	3.1	3.0	4.0
		166.0	178.5	12.5	12.2	1.9
		211.5	219.0	7.5	7.3	1.1
		240.0	245.1	5.1	5.0	1.3
JA-12-1000	7099	NS
JA-12-1004	7050	NS
JA-12-1012	6951	172.5	178.1	5.6	5.0	1.1
		184.5	190.0	5.5	5.0	1.0
		201.0	204.2	3.2	3.0	4.7
JA-12-1014	6900	195.0	208.5	13.5	11.6	1.0
JA-12-1018	6800	NS
JA-12-1019	7150	256.0	264.0	8.0	7.7	1.3
JA-12-1026	7049	208.5	220.5	12.0	9.6	1.0

Under 200 metres – cut-off grade of 3 g/t over a minimum width of 3 metres.
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (grams per tonne gold)
JA-12-1001	7101	266.7	270.0	3.3	3.0	3.4
		294.7	298.0	3.3	3.0	4.0
JA-12-1014	6900	261.0	268.0	7.0	6.0	5.6
		262.0	264.0	2.0	1.7	10.0
JA-12-1015	6850	301.0	309.0	8.0	6.9	5.0
		306.0	307.0	1.0	0.9	10.0
JA-12-1016	6849	NS
JA-12-1017	6800	258.4	262.0	3.6	3.0	3.2
		321.9	325.5	3.6	3.0	4.7
JA-12-1019	7150	287.9	291.0	3.1	3.0	6.0
		289.0	290.0	1.0	1.0	11.7
JA-12-1026	7049	289.0	292.7	3.7	3.0	3.5
JA-12-1027	7150	NS
JA-12-1028	6975	221.0	226.0	5.0	4.4	3.3
		247.5	252.0	4.5	3.9	4.3
		273.0	276.4	3.4	3.0	3.4
JA-12-1029	6900	303.0	307.6	4.6	4.2	6.7
		305.9	307.6	1.7	1.6	14.0
JA-12-1036	6748	320.1	323.6	3.5	3.0	4.5
		321.7	322.5	0.8	0.6	10.0

News Release – July 9, 2011 New Drill Results Expand the Hosco West Extension and the Heva Areas and Includes 55.4 Grams of Gold per Tonne over 3.0 Metres	Page | 6

Heva East
From surface down to 200 metres–cut-off grade of 0.5 g/t over a minimum width of 5 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (grams per tonne gold)
JA-12-948	6501	135.0	142.0	7.0	5.0	1.1
JA-12-959	5750	217.5	223.9	6.4	5.0	1.1
JA-12-971	6650	NS
JA-12-974	6300	NS
JA-12-985	5950	NS
JA-12-989	6149	NS
JA-12-990	6450	25.5	36.0	10.5	9.9	1.5
		42.0	49.5	7.5	7.1	0.7
JA-12-992	6550	NS
JA-12-993	6551	119.2	125.1	5.9	5.0	3.2
	inc.	123.0	124.0	1.0	0.8	11.8
		154.6	160.5	5.9	5.0	1.1
		180.1	186.0	5.9	5.0	1.0
		198.0	203.9	5.9	5.0	1.5
		219.0	228.0	9.0	7.6	0.6
JA-12-996	6100	NS
JA-12-997	5900	NS
JA-12-998	5900	24.7	30.0	5.3	5.0	1.5
		26.3	29.5	3.2	3.0	2.4
		62.2	67.5	5.3	5.0	0.9
JA-12-999	5800	144.0	156.0	12.0	11.3	0.7
		172.5	178.5	6.0	5.7	3.0
JA-12-1005	6650	36.8	42.0	5.2	5.0	1.1
JA-12-1010	5701	126.0	132.0	6.0	5.8	1.0
JA-12-1011	5699	131.0	149.0	18.0	12.6	2.2
		136.0	142.0	6.0	4.2	3.8
JA-12-1030	6700	NS

Under 200 metres - cut-off grade of 3 g/t over a minimum width of 3 metres.
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (grams per tonne gold)
JA-12-959	5750	NS
JA-12-994	6602	250.5	265.5	15.0	13.3	12.9
	inc.	260.8	264.2	3.4	3.0	55.4
	inc.	262.0	263.5	1.5	1.3	115.0
JA-02-1037	6700	NS

News Release – July 9, 2011 New Drill Results Expand the Hosco West Extension and the Heva Areas and Includes 55.4 Grams of Gold per Tonne over 3.0 Metres	Page | 7

Heva West
From surface down to 200 metres – cut-off grade of 0.5 g/t over a minimum width of 5 metres
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (grams per tonne gold)
JA-12-1006	4650	22.5	34.5	12.0	10.2	2.8
	inc.	22.5	31.3	8.8	7.5	3.6
JA-12-1007	4557	33.2	40.5	7.3	5.0	6.9
	inc.	37.5	38.0	0.5	0.3	98.1
		46.5	53.8	7.3	5.0	1.4
JA-12-1008	4550	226.5	231.8	5.3	5.0	1.4
JA-12-1009	4650	36.8	42.0	5.2	5.0	1.6
		192.8	198.0	5.2	5.0	0.9
JA-12-1020	4750	94.8	100.5	5.7	5.0	0.9
		207.0	221.0	14.0	12.5	1.5
	inc.	213.0	216.4	3.4	3.0	3.6
JA-12-1021	4750	85.5	91.5	6.0	5.6	1.8
JA-12-1022	4850	265.3	270.7	5.4	5.1	4.4
	inc.	267.5	270.7	3.2	3.0	6.9
	inc.	269.7	270.7	1.0	0.9	18.9
JA-12-1024	4950	156	161.43	5.43	5.0	5.6
	inc.	156	157.5	1.5	1.38	17.6
JA-12-1031	4650	16.5	23.0	6.5	5.0	1.8
	inc.	17.1	21.0	3.9	3.0	3.0
		190.5	196.7	6.2	5.0	0.9
JA-12-1032	4750	81.0	88.0	7.0	5.0	10.2
	inc.	84.0	85.0	1.0	0.7	47.7

Under 200 metres, cut-off grade of 3 g/t over a minimum width of 3 metres.
Hole	E (m)	From	To	Hole length (metres)	True width (metres)	Grade (grams per tonne gold)
JA-12-1023	4850	NS
JA-12-1025	4950	NS
JA-12-1033	4753	476.3	480.0	3.7	3.0	9.7
	inc.	478.0	479.0	1.1	0.9	23.4

AURIZON
MINES LTD.

JOANNA PROJECT (QUEBEC)

Composite Longitudinal Section

July 9, 2012

W
E
Surface
5000E
6000E
7000E
5010m
Heva Area
Hosco Area
-200m
4700m
4400m
6.9/5.0
2.8/10.2
inc. 3.6/7.5
10.2/5.0
5.6/5.0
inc. 17.6/1.4
4.4/5.1
inc. 6.9/3.0
1.5/12.5
inc. 3.6/3.0
9.7/3.0
inc. 23.4/0.9
3.0/5.7
2.2/12.6
inc. 3.8/4.2
3.2/5.0
55.4/3.0
inc. 115.0/1.3
3.3/4.4
1.9/12.2
5.6/6.0
inc. 10.0/1.7
5.0/6.9
6.7/4.2
inc. 14.0/1.6
4.3/3.9
6.0/3.0
Low Arsenic
High Arsenic
Heva West
Heva
Heva East
Hosco West Extension
New hole reported
2.4/15.0 =g/t Au/m (true width)
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Pit Contour
This sketch reflects only the holes reported in this news release
0
200m
5 km
Low Arsenic
High Arsenic
Diabase Dyke
Pit Outline
Heva West
Heva
Heva East
Hosco West Extension
Hosco
Hosco East
Alexandria
Hosco Area
Mineral Reserves & Resources (In Pit)
Proven & Probable Reserves : 1,660,400 oz
Measured & Indicated Resources : 601,000 oz
Inferred Resources : 266,000 oz
as of December 31, 2011
Joanna
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
In Pit Resource Contour
AURIZON
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources

Reference: News Release Issue No. 18-2012